

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2019

Long Deng
Chief Executive Officer
iFresh Inc.
2-39 54th Avenue
Long Island City, New York 10016

> **Re: iFresh Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 7, 2019**
> **File No. 001-38013**

Dear Mr. Deng:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Consumer Products

cc: Mengyi "Jason" Ye